September 27, 2019

United Stated Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn.: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	ToughBuilt Industries, Inc.
Registration Statement on Form S-1 Submitted September 6, 2019
File No. 333-233655

Dear Mr. Ingram:

Toughbuilt Industries, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 23, 2019 (the “Comment Letter”) relating to the Registration Statement on Form S-1 referenced above.

The Company’s responses are numbered (unbolded) to correspond to the Staff’s comments (which are bolded) and are filed in conjunction with the filing of Amendment No. 1 to the Company’s Form S-1 (the “Form S-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each such comment.

Calculation of Registration Fee table, page i

1. Please advise us of the basis for utilizing Rule 457(o) for the Calculation of Registration Fee. Under the circumstances, we believe paragraph (c) of Rule 457 is the applicable subsection to calculate the fee.

We have revised the table to reflect 457(c) and have paid the additional fee of $2.09 resulting therefrom

2. You disclose in footnote (1) of the fee table and on the prospectus cover page that you are registering 11,500,000 common shares underlying the principal amount of senior secured convertible notes and 5,750,000 shares underlying 5,750,000 warrants issued to the selling stockholder. However, in the Selling Stockholder and Plan of Distribution section you disclose that the shares of common stock being offered by the selling stockholder constitute common stock and common stock into which the Series C convertible preferred stock is convertible. Please make your disclosures consistent throughout the registration statement.

We have revised the disclosure in the Selling Stockholder section to be consistent with the disclosure in the fee table footnote (1).

The Selling Stockholder and Plan of Distribution, page 54

3. Please revise to provide the information required by Item 507 of Regulation S-K as of the most recent practicable date.

We have changed the date on the disclosure to September 25, 2019.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (800) 288-4695 or our counsel Jolie Kahn at (516) 217-6379.

Very truly yours,

/s/ Michael Panosian
Chief Executive Officer